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                                                                       EXHIBIT 3

INTERNATIONAL URANIUM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNITED STATES DOLLARS) (UNAUDITED)

     1.   Basis of Preparation of Financial Statements

     These unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2002 annual report.

     These unaudited interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2002 annual report.

     2.   Restricted Investments

     Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation and performance bonds (Notes 3 and 4).

                                               December 31, 2002    September 30, 2002
                                               -----------------    ------------------
    Cash and cash equivalents                   $      2,615,881     $      3,297,063
    Fixed income securities                           10,169,881            9,369,874
                                                ----------------     ----------------
                                                $     12,785,762     $     12,666,937
                                                ================     ================

     3.   Other Asset

     On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. On December 20, 2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement with a payment of $280,000.

     4.   Provisions for Reclamation

     Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At December 31, 2002 and September 30, 2002, $12,320,983 was accrued for reclamation costs. The Company has posted bonds in the amount of $11,433,463 in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities and has deposited cash and fixed income securities on account of these obligations (Note 2).

     Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.



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     5.   Long-Term Investment

     Under an agreement signed in November 2002 with Nuclear Fuel Services, Inc. ("NFS"), the Company has made its initial contribution of $1.5 million to "Urizon Recovery Systems, LLC", the joint venture company owned equally by the Company and NFS. The Company will account for its interest in the joint venture on a proportionate consolidation basis when the joint venture is further established.